September 17, 2013

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169 and 811-22756

Ladies and Gentlemen:

On behalf of Advisors Preferred Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 12 to the Trust's Registration Statement on Form N-1A (the "Amendment").  The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Spectrum Low Volatility Fund (the "Fund"), a series of the Trust.  The main purpose of the filing is to register shares of the Fund.  The Registrant believes the inclusion of "low volatility" in the Fund’s name is consistent with industry practice (See e.g. Putnam Low Volatility Equity Fund, a series of Putnam Funds Trust; Janus Aspen INTECH U.S. Low Volatility Portfolio, a series of Janus Aspen Series; and Invesco Global Low Volatility Equity Yield Fund, a series of AIM Growth Series) because the prospectus defines what is meant by low volatility and describes the principal investment strategy techniques used to manage volatility.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Thompson Hine LLP